UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017

PETRÓLEO BRASILEIRO S.A. – PETROBRAS ———————————————————————————————————
(Translation of registrant’s name into English)

Avenida República do Chile, 65 20031-912 – Rio de Janeiro, RJ Federative Republic of Brazil
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Approval of amends to the bylaws for accession to B3’s Level 2 special listing segment of Corporate Governance and definition of public interest

Rio de Janeiro, December 15, 2017 - Petróleo Brasileiro S.A. – Petrobras,
further to the press releases of June 5 and October 26, 2017, informs that its
Shareholders Meeting approved today changes to its Bylaws which will allow the company to apply for accession to B3’s Level 2 special listing segment of
Corporate Governance.

Petrobras will now formally apply for Level 2 and, if approved, will sign the
Level 2 participation agreement together with B3 and the Federal Government, as the controlling shareholder.

The main amends to the bylaws include the expansion of the power of the
Minorities Shareholders Committee, which will now examine and opine in an advising, non-binding capacity, on matters in which preferred shares would be entitled to vote, pursuant to Level 2 rules.

The bylaws hereby also include clauses to guarantee 100% tag along rights to preferred shares, under the same conditions granted to common shares; rules for share acquisition public offers; and the provision for arbitration procedure for disputes arising out of the Level 2 rules, except in cases involving the public interest of Petrobras and unavailable rights.

Additionally, the bylaws now establish, in a clear and transparent manner, that the company may have its activities guided by the Federal Government in order to contribute to the public interest that justified its creation. However, if the
Federal Government’s guidelines lead the company to undertake obligations and responsibilities under conditions different from those of any other company in the private sector that operates in the same market, such obligations and responsibilities shall be defined in law or regulation and have their costs and revenues broken down and disclosed. In addition, the Federal Government shall compensate Petrobras, at each fiscal year, for the difference between market conditions and the operational result or economic return from such obligation.

Still in compliance to the Level 2 standards, Petrobras disclosed today its
Annual Calendar of Corporate Events for the year 2018, a practice that enables better planning and consequent resources optimization from both the company and its shareholders.

The Company has also completed the annual review of its Related Party
Transactions Policy, expanding the role of committees that advise the Board of
Directors such as the Statutory Audit Committee and the Minority Shareholders
Committee.

These initiatives help to perpetuate the corporate governance advances achieved by Petrobras, and reinforce its commitment to continuous improvement of processes and alignment to market best practices.

______________________________________________________________________________
www.petrobras.com.br/ir
Contacts:
PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail:
petroinvest@petrobras.com.br
Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro,
RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS
This release includes forward-looking statements within the meaning of Section
27A of the Securities Act of 1933, as amended, and Section 21E of the Securities
Exchange Act of 1934, as amended, that are subject to risks and uncertainties.
The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,”
“expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,”
“will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions.
Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv)
litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the
Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Date: December 15, 2017	By:	/s/ Ivan de Souza Monteiro
	Name:	Ivan de Souza Monteiro
	Title:	Chief Financial Officer and Investor Relations Officer